Exhibit 99.13

SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-238108) of Denison Mines Corp. (the “Registration Statement”) in connection with the report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement.

Dated: March 29, 2021

(Signed) Mark Liskowich
__________________________
Mark Liskowich, P.Geo.
SRK Consulting (Canada) Inc.

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